Ebix, Inc.

February 21, 2020

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch

Chief Division of

Corporate Finance

United States Securities & Exchange Commission

100 F Street NE

Washington, DC

20549

Re:	Ebix, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2019

File No. 000-15946

Dear Mr. Krikorian

Ebix, Inc. (the “Company’, “its”, “we”, or “our”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received via email in your letter dated February 5, 2020 with respect to certain items in the above-captioned Forms 10-K and 10-Q. This letter will respond to your comments in the order they were presented in your letter with the exact text of the comment reproduced below in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Form 10-Q for the quarterly period ended September 30, 2019

Revenue Recognition, page 17

1.

Tell us the amount of revenue recognized related to the set up and customization services that are considered a single performance obligation with the SaaS platform service for the periods presented. To the extent material, further explain why you believe these customizations significantly modify the nature of the services you provide over the SaaS platform as you note in your response to prior comment 1.

The amount of revenue recognized related to set-up and customization services for the periods presented in the subject Form 10-Q is as follows:

• Q3 2019 (3 months)	$1.33 million
• Q3 2019 (9 months)	$3.97 million
• Q3 2018 (3 months)	$1.32 million
• Q3 2018 (9 months)	$3.97 million

In no period presented do the set-up and customization services revenue represent more than 1.1% of the Company’s total reported revenue.

While not material, for clarity, the referenced customizations typically are for additional customer specific functionality. Customers request new capabilities added to their instance of the SaaS platform in order to accommodate their unique business needs. These customizations significantly modify the core SaaS platform by adding essential customer-specific functionality such as adding logic and conditions to handle unique customer products, adding specific regulatory controls, creating unique workflows, and integrations with client’s platforms. Furthermore, such customizations are solely functional on the SaaS platform. As such, each customization is uniquely and integrally dependent on the underlying SaaS service it modifies. Finally, a client cannot transfer customizations, either between SaaS services; or separately from the SaaS services.

2.

Your disclosures indicate that certain services depend on significant levels of integration and interdependency between the licensed software and additional services. Clarify for us and in your disclosures whether the setup and customization services are considered one performance obligation with the SaaS platform service or with the licensed software. Further, tell us and disclose when revenue is recognized for the licensed software delivered in these arrangements.

While we refer to licensing in connection with the SaaS platform and our contracts refer to licenses, these are not licenses in the context of ASC 606 since the license does not exist in accordance with paragraph 606-10-55-54(a) because the hosted software does not meet the criteria in paragraph 985-20-15-5. We will further clarify our disclosure in this regard (as provided below). The license for the software in each SaaS agreement is set for a specific and limited term with the right to access and use the software solely for the term agreed upon. The license revenue is realized in the form of transaction or subscription fees which are recognized as transactions are processed or the subscription lapses pro rata over the term of the contract.

In accordance with our evaluation we have concluded that because of the highly inherent functional interdependency that exists between the setup and customization services together with the use of the SaaS platform and associated licensed software, this arrangement is considered one performance obligation because the Company would not otherwise be able to fulfill each, individual contractual obligation. (Reference ASC 606-10-25-21(c)).

We do have separate software licensing arrangements that provide the customer the right to use software. Revenue is recognized at a point in time when the customer obtains control

3.

Your proposed disclosure indicates that the SaaS Platform fees and the services are recognized over the contract term; however, your current disclosures states that these services (setup and customization) are recognized over their expected useful life, which may exceed the currently contracted term. Please clarify for us which of these is your current policy. To the extent it is the latter, tell us your basis for recognizing revenue beyond the contract term with reference to the accounting guidance followed.

We acknowledge the staff’s comment and would provide the following:

•

In considering the contract duration (which we referred to as the term), we considered the fact that the set-up and customization fees are significant in the context of the contract and provide an economic disincentive to not renew a contract that generally has a one to three year initial term with automatic renewals. Both our experience and economic analysis indicate that the “contract term” is most appropriately five years, which also coincides with the generally expected useful life of the software.

•

Additionally, the customizations free roll-over into the renewal term constitutes an inherent benefit and material right to the client, upon contract renewal and, as such, is the basis for the extension of revenue recognition for customization beyond the initial contract term. Furthermore, our customization agreements implicitly give the client the right to continue to benefit from the customizations into any renewal periods.

We believe this approach is consistent with the guidance in ASC 606-10-25-3:

Some contracts with customers may have no fixed duration and can be terminated or modified by either party at any time, with 30 days advance notice. Other contracts may automatically renew on a periodic basis that is specified in the contract (i.e. these have “evergreen terms”). An entity shall apply the guidance in this Topic to the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations.

Furthermore, our customization agreements implicitly give the client the right to continue to benefit from the customizations into any renewal periods. We base our revenue recognition for the customization on ASC 606-10-25-21 wherein it states:

“Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

b. One or more goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract

c. The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or is significantly affected by one or more of the other goods or services in the contract.

We would likewise refer to our response to comment (1) above wherein the amounts were noted as not being material, however, we would propose to clarify this disclosure in our 2019 Form 10-K. We have provided the revised disclosures (excerpted for relevant passages) below.

“Insurance Exchanges

Insurance Exchanges revenues are primarily derived from consideration paid by customers related to our SaaS platforms, related services and the licensing of software. A typical contract for our SaaS platform will also include services for setup, customization, transaction processing, maintenance, and/or hosting. Determining whether products and services are considered distinct performance obligations that should be accounted for separately may require significant judgement. Set-up and customization services, related to our SaaS platforms, are not considered to be distinct from the usage fees associated with the SaaS platform and, accordingly, are accounted for as a single performance obligation. These services along with the usage or transaction fees are recognized over the contract duration which considers the significance of the upfront fees in the context of the contract and which may, therefore, exceed the initial contracted term.

Contracts generally do not contain a right of return or refund provisions. Our contracts often do contain overage fees, contingent fees, or service level penalties which are accounted for as variable consideration. Revenue accounted for as variable consideration is immaterial and is recognized using the “right to invoice” practical expedient when the invoiced amount equals the value provided to the customer.

Software-as-a-Service (“SaaS”)

The Company allocates the transaction price to each distinct performance obligation using the relative stand-alone selling price. Determining the stand-alone selling price may require significant judgement. The stand-alone selling price is the price at which an entity has sold or would sell a promised good or service separately to a customer. The Company determines the stand-alone selling price based on observable price of products or services sold separately in comparable circumstances, when such observable prices are available. When standalone selling price is not directly observable, the Company estimates the stand-alone selling price using the market assessment approach by considering historical pricing and other market factors.

Software Licenses

Software license revenues attributable to a software license that is a separate performance obligation are recognized at the point in time that the customer obtains control of the license.

Subscription Services

Subscription services revenues are associated with performance obligations that are satisfied over specific time periods and primarily consist of post-contract support services. Revenue is generally recognized ratably over the contract term. Our subscription contracts are generally for an initial three-year period with subsequent one-year automatic renewals.

Contract Liabilities

The Company records contract liabilities when it receives payments or invoices in advance of the performance of services. A significant portion of this balance relates to contracts where the customer has paid in advance for the rights to use a software license or receive post-contract support over a specified period of time. Revenue is recognized as the related performance obligation is fulfilled. The remaining portion of the contract liabilities balance consists primarily of customer-specific customizations that are not distinct from the SaaS contract and are considered to be one performance obligation”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2028.

Very truly yours,

/s/ Robert Kerris
Robert Kerris
Chief Financial Officer

cc:	Robin Raina

Charles M. Harrell, Esq.

Susan Sidwell, Esq,